LIMITED LIABILITY COMPANY AGREEMENT OF

ZENII, LLC

A New York Limited Liability Company

Dated as of December 31, 2013

THE UNITS EVIDENCED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR FOREIGN JURISDICTION. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

THE UNITS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SET FORTH IN THIS LIMITED LIABILITY COMPANY AGREEMENT.

TABLE OF CONTENTS

EXHIBITS AND SCHEDULES

Exhibit A—Schedule of Members

LIMITED LIABILITY COMPANY AGREEMENT OF
ZENII, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of ZENII, LLC, a New York limited liability company formed pursuant to the Articles (the "Company"), is made and entered into as of December 31, 2013 by and among the Members listed on Exhibit A hereto, and each other Person who at any time becomes a Member in accordance with the terms of this Agreement and the Law. All capitalized terms used and not otherwise defined herein shall have the meanings given to them in Section 10.1.

ARTICLE 1
ORGANIZATIONAL MATTERS; PURPOSE; TERM

1.1   Formation of Company. The Company has been organized as a New York limited liability company by filing articles of organization (the "Articles") under the Law on December 31, 2013. The Articles are in all respects approved, and the Members hereby agree to continue the Company.

1.2   Name. The name of the Company shall be "ZENII, LLC". All Company business must be conducted in the name "ZENII, LLC" or such other name as the Managing Members approve.

1.3   Registered Office; Registered Agent; Principal Office. The registered office and the registered agent of the Company in the State of New York shall be as specified in the Articles or as from time to time designated by the Managing Members. The principal office of the Company shall be at 20 West 125th Street, # 1, New York, NY 10027, or at such other location as the Managing Members from time to time may approve.

1.4   Foreign Qualification. Before the Company conducts business in any jurisdiction other than the State of New York, the Company shall comply with all requirements necessary to qualify the Company as a foreign limited liability company in such jurisdiction. At the request of the Managing Members, each Member shall execute, acknowledge, swear to and deliver all certificates and other instruments that are reasonably necessary or appropriate to qualify, continue or terminate the Company as a foreign limited liability company in all jurisdictions in which the Company may conduct business.

1.5   Purpose and Scope. The Company has been organized to (a) develop and market immunology-related products that will address unmet medical needs for food allergy-related innovative therapeutics, (b) perform all other activities reasonably necessary or incidental to the furtherance of the aforementioned purposes, and (c) conduct any other lawful business, purpose or activity, as determined by the Managing Members, which may be conducted by a limited liability company under the Law.

1.6   Term. The Company shall commence on the effective date of the Articles and shall have perpetual existence, unless sooner dissolved as herein provided.

1.7   No State Law Partnership. The Company shall not be a partnership or joint venture under any state or federal law, and no Member shall be a partner or joint venturer of any other Member for any purposes, other than under the Code and other applicable tax laws, and this Agreement may not be construed otherwise.

1.8   Units are Securities. Each Unit shall constitute a "security" within the meaning of and shall be governed by (a) Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in effect from time to time in the State of New York, and (b) the Uniform Commercial Code of any other applicable jurisdiction that now or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995.

1.9   Certification of Units. Units shall be issued in non-certificated form; provided that the Managing Members may cause the Company to issue certificates to a Member representing the Units held by such Member. If any Unit certificate is issued, then such certificate shall bear legends substantially in the following form:

> This certificate evidences a membership interest representing an interest in ZENII, LLC and shall constitute a "security" within the meaning of and shall be governed by (i) Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in effect from time to time in the State of New York, and (ii) the Uniform Commercial Code of any other applicable jurisdiction that now or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995.

> The membership interest in ZENII, LLC represented by this certificate is subject to restrictions on transfer set forth in that certain Limited Liability Company Agreement of ZENII, LLC, dated as of December 31, 2013, by and among the members from time to time party thereto, as the same may be amended from time to time.

> The membership interest in ZENII, LLC represented by this certificate has not been registered under the United States Securities Act of 1933, as amended, or under any other applicable securities laws. Such membership interest may not be sold, assigned, pledged or otherwise disposed of at any time without effective registration under such Act and laws or, in each case, exemption therefrom.

ARTICLE 2
MEMBERSHIP; DISPOSITIONS OF INTERESTS

2.1   Members. The initial Members of the Company are listed on Exhibit A hereto. Each Member's interest in the Company, including such Member's interest, if any, in the capital, income, gains, losses, deductions and expenses of the Company and the right to receive distributions of funds and to vote on certain Company matters as provided in this Agreement shall be represented by units of limited liability company interest (each, a "Unit"). The Company, as of the date hereof, shall have two authorized classes of Units, designated Class A Units and Class B Units. No Person may be a Member without the ownership of a Unit. The Members shall have only such rights and powers as are granted to them pursuant to the express terms of this Agreement and the Law. Except as otherwise expressly provided in this Agreement, no Member, in such capacity, shall have any authority to bind, to act for, to sign for or to assume any obligation or responsibility on behalf of, any other Member or the Company.

2.2   Dispositions of Units. A Member may not make an assignment, transfer, sale or other disposition (voluntarily, involuntarily or by operation of law, or any derivative transaction, including any short sale, collar, hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership) (each, a "Transfer") of all or any portion of its Units, nor pledge, mortgage, hypothecate, grant a security interest in, or otherwise encumber (each, an "Encumbrance") all or any portion of its Units, except: (a) with respect to any Transfer of a Member's Units in whole or in part to a trust, family limited partnership or other similar entity for the exclusive benefit of such Member and members of such Member's immediate family and so long as such Member retains control of such entity; or (b) with the consent of the Managing Members. Any attempted Transfer or Encumbrance of a Unit, other than in strict accordance with this Section 2.2, shall be void. A Person to whom a Unit is Transferred pursuant to the terms and conditions of this Agreement shall be admitted to the Company as a Member.

In connection with any Transfer of a Unit, and any admission of an assignee as a Member, the Member making such Transfer and the assignee shall furnish the Managing Members with such documents regarding the Transfer as the Managing Members may reasonably request (in form and substance satisfactory to the Managing Members), including a copy of the Transfer instrument and a ratification by the assignee of this Agreement.

2.3   No Release. No Transfer of a Unit shall effect a release of the transferring Member from any liabilities to the Company or the other Members arising from events occurring prior to the Transfer.

2.4   Creation of Additional Units. Additional or new Units may be created and issued to existing Members or to new Persons, and such Persons may be admitted to the Company as Members, with the approval of the Managing Members, on such terms and conditions as the Managing Members may determine. The Managing Members shall thereafter reflect such an admission of any new Member or the creation of any new class or group of Members or Units in an amendment to this Agreement which shall be valid and binding on all Members if duly executed by the Managing Members.

2.5   Resignation. A Member may not resign or withdraw from the Company without the consent of the Managing Members.

2.6   Liability to Third Parties. No Member shall be liable for the debts, obligations or liabilities of the Company.

2.7   Representations by Members. Each Member represents and warrants to the other Members and to the Company that:

(a) all transactions contemplated by this Agreement to be performed by such Member have been duly authorized by all necessary action and do not require the consent or approval of any third party; and

(b) such Member has all necessary power with respect thereto.

ARTICLE 3
MANAGEMENT OF THE COMPANY

3.1   Management. The Company shall have two managing members (the "Managing Members") who shall manage the affairs of the Company and make all decisions with regard thereto, except (i) where the approval of a Member is expressly required by a non-waivable provision of applicable law or (ii) as otherwise provided under this Agreement. All matters requiring the consent or approval of the Managing Members hereunder shall require the unanimous consent or approval of both Managing Members. The Managing Members shall be Michael Nelson and Erick Berglund. Neither Michael Nelson nor Erick Berglund may be removed as a Managing Member without his consent. If either Managing Member is unable or unwilling to serve as a Managing Member, a new Managing Member shall be appointed to fill such vacancy with the approval of the holders of a majority of the Class A Units.

3.2   Reimbursement of Expenses. Each Member shall be reimbursed by the Company for all reasonable out-of-pocket expenses actually incurred by it directly in conjunction with the business and affairs of the Company when acting on behalf of the Company. Each such Member shall provide reasonable supporting verification to the Company for all expenditures for which any reimbursement is requested.

3.3   Compensation. No compensatory payment shall be made by the Company to a Member. This shall not preclude, however, the Company from making payments to a Member for other services rendered to the Company; provided, that such payments have been approved by the Managing Members as set forth in this Agreement. The Managing Members shall be compensated as determined in the reasonable discretion of the Managing Members for their services to the Company as Managing Members.

3.4   No Liability to Company or Members. No Member (including any Managing Member), nor any of its Affiliates shall be liable to any Member or the Company for (a) any action taken or failure to act as a Member or on behalf of a Member with respect to the Company unless such action taken or failure to act is a willful violation of the provisions of this Agreement and/or is in bad faith, grossly negligent or willfully malfeasant, and then only to the extent of such Member's or such other Person's bad faith, gross negligence or willful malfeasance, (b) any action or inaction arising from reliance upon the opinion or advice as to legal matters of legal counsel or as to accounting matters of accountants selected by any of them with reasonable care, or (c) the action or inaction of any agent, contractor or consultant selected by any of them with reasonable care.

3.5   Indemnification of the Members and Others. The Company shall indemnify each Member (including each Managing Member), and each Member's employees, officers, directors, members, agents and Affiliates (each, an "Indemnified Party") against any losses, liabilities, damages or expenses (including attorney fees and expenses in connection therewith and amounts paid in settlement thereof) to which an Indemnified Party may directly or indirectly become subject in connection with the Company or in connection with any involvement with any Person in which the Company has a direct or indirect investment, but only to the extent that such Indemnified Party (a) acted in good faith and (b) was neither grossly negligent nor engaged in willful malfeasance. The Company may, in the sole judgment of the Managing Members, pay the expenses incurred by any such Indemnified Party in connection with any proceeding in advance of the final disposition, so long as the Managing Members receive an undertaking by such Indemnified Party to repay the full amount advanced if there is a final determination that such Indemnified Party did not satisfy any standard set forth in clauses (a) and (b) above or that such Indemnified Party is not entitled to indemnification as provided herein for other reasons. An Indemnified Party shall not be required to first seek indemnification from other available sources, if any, prior to obtaining indemnification hereunder.

3.6   No Fiduciary Duties; Conflicts of Interest.

(a)   No Member (including the Managing Members) shall, to the maximum extent permitted by the Law and other applicable law, owe any duties (including fiduciary duties) as a Member or Managing Member to the other Members or the Company, notwithstanding anything to the contrary existing at law, in equity or otherwise; provided, however, that each Member, including the Managing Members, shall have the duty to act in accordance with the implied contractual covenant of good faith and fair dealing.

(b)   Except as otherwise expressly provided in this Agreement or any other contractual arrangements between the Company and one or more Members, any Member (including the Managing Members) may engage in or possess any interest in another business or venture of any nature and description, independently or with others, whether or not such business or venture is competitive with the Company or any of its subsidiaries, and neither the Company nor any other Member shall have any rights in or to any such independent business or venture or the income or profits derived therefrom, and the doctrine of corporate opportunity or any analogous doctrine shall not apply to the Members or the Affiliates thereof. The pursuit of any such business or venture shall not be deemed wrongful, improper or a breach of any duty hereunder, at law, in equity or otherwise. Any Member (including the Managing Members) or Affiliate thereof shall be able to transact business or enter into agreements with the Company to the fullest extent permissible under the Law, subject to the terms and conditions of this Agreement.

(c)   Except as otherwise expressly provided in this Agreement or any other contractual arrangements between the Company and one or more Members, if a Member (including the Managing Members) acquires knowledge, other than solely from or through the Company, of a potential transaction or matter that may be a business opportunity for both such Member and the Company or another Member, such Member shall have no duty to communicate or offer such business opportunity to the Company or any other Member and shall not be liable to the Company or the other Members for breach of any duty (including fiduciary duties) as a Member or Managing Member by reason of the fact that such Member pursues or acquires such business opportunity for itself, directs such opportunity to another Person, or does not communicate information regarding such opportunity to the Company.

(d)   The provisions of this Agreement, to the extent that they restrict or eliminate the duties (including fiduciary duties) and liabilities of a Member (including the Managing Members) otherwise existing at law or in equity, are agreed by the Members to replace such duties and liabilities of such Member.

3.7   <u>Indemnification and Reimbursement for Payments on Behalf of a Member</u>. If the Company becomes obligated to pay any taxes to a governmental entity that are specifically attributable to a Member or a Member's status as such (including federal withholding taxes, state personal property taxes, state personal property replacement taxes and state unincorporated business taxes), then such Person shall indemnify the Company in full for the entire amount paid (including interest, penalties and related expenses). The Company may offset distributions to which a Member is otherwise entitled under this Agreement against such Member's obligation to indemnify the Company under this <u>Section 3.7</u>. A Member's obligation to make contributions to the Company under this <u>Section 3.7</u> shall survive the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this <u>Section 3.7</u>, the Company shall be treated as continuing in existence. The Company may pursue and enforce all rights and remedies it may have against each Member under this <u>Section 3.7</u>, including instituting a lawsuit to collect such contribution with interest calculated at the Prime Rate.

3.8   <u>Officers</u>. The Company shall have such individuals as officers as may be appointed by the Managing Members; <u>provided</u>, that the Managing Members need not appoint any officers. The officers of the Company may consist of any one or more of a Chief Executive Officer, a Chief Financial Officer, President, one or more Vice Presidents, a Secretary, one or more Assistant Secretaries, or such other officers as may be appointed by the Managing Members. One person may hold, and perform the duties of, any two or more of such offices. Any officer may be removed, with or without cause, at any time by the Managing Members. No officer need be a Member. Each officer shall be a "manager" (as that term is used in the Law) of the Company, but, notwithstanding the foregoing, no officer shall have any rights or powers beyond the rights and powers granted to such officer in this Agreement or by the Managing Members from time to time and any such rights or powers may be modified or withdrawn at any time and from time to time by the Managing Members.

ARTICLE 4
ACCOUNTING AND REPORTING

4.1   Maintenance of Books.

(a)   The Company shall keep or cause to be kept at the principal office of the Company or at such other location approved by the Managing Members complete and accurate books and records of the Company, supporting documentation of the transactions with respect to the conduct of the Company's business, and any other books and records that are required to be maintained by applicable law.

(b)   The books of account of the Company shall be maintained on the basis of a fiscal year that is the calendar year.

4.2   Reports. With respect to each calendar year, the Company shall prepare and deliver to each Member such income tax returns and such other accounting, tax information and schedules as shall be necessary for the preparation by each Member of its income tax return with respect to such year, and shall use reasonable efforts to do so on or before March 1 following the end of each calendar year.

4.3   Bank Accounts. Funds of the Company shall be deposited in such banks or other depositories as shall be designated from time to time by the Managing Members. All withdrawals from any such depository shall be made only as authorized by the Managing Members and shall be made only by check, wire transfer, debt memorandum or other written instruction.

ARTICLE 5
CAPITAL CONTRIBUTIONS

5.1   Capital Contributions. Each Member has made the Capital Contributions set forth on Exhibit A next to its name under the heading "Initial Capital Contributions" ("Initial Capital Contributions"). Other than the Initial Capital Contributions, no Member shall be required to make any additional Capital Contribution, unless such Member consents thereto.

5.2   Return of Contributions. Except as expressly provided herein, no Member shall be entitled, in connection with a withdrawal from the Company or otherwise, to (a) the return of any part of its Capital Contributions, (b) any interest in respect of any Capital Contribution, or (c) the fair market value of its Units. Unrepaid Capital Contributions shall not be a liability of the Company or of any Member. No Member shall be obliged to contribute or lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions to the Company.

5.3   Member Loans. If the Company shall have insufficient cash to pay its obligations, any Member, with the approval of the Managing Members, may, but shall not be obligated to, advance such funds for the Company on such terms and conditions as the lending Member and the Managing Members may determine. Each such advance shall constitute a loan from such Member to the Company and shall not constitute a Capital Contribution.

5.4   Capital Accounts.

(a)   The Company will maintain a separate capital account (a "Capital Account") for each Member according to the rules of Treasury Regulations Section 1.704-1(b)(2)(iv). For this purpose, the Company may (in the discretion of the Managing Members), upon the occurrence of the events specified in Treasury Regulations Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such regulation and Treasury Regulations Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of Company property.

(b)   For purposes of computing the amount of any item of Company income, gain, loss or deduction to be allocated pursuant to Article 7 and to be reflected in the Capital Accounts, the determination, recognition and classification of any such item will be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose); provided that:

(i)   the computation of all items of income, gain, loss and deduction will include those items described in Code Section 705(a)(l)(B) or Code Section 705(a)(2)(B) and Treasury Regulations Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes;

(ii)   if the Book Value of any Company property is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(e) or (f), the amount of such adjustment will be taken into account as gain or loss from the disposition of such property;

(iii)   items of depreciation, amortization and other cost recovery deductions, and gain or loss, with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes will be computed by reference to the property's Book Value in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(iv)   to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis); and

(v)   to the extent any property of the Company is distributed to Members or assignees in kind, such property will be treated as if it were sold for an amount equal to its fair market value immediately prior to such distribution (as determined by the Managing Members in good faith), and any resulting income, gain, loss and/or deduction will be allocated pursuant to Article 7.

ARTICLE 6
DISTRIBUTIONS

6.1   General Distributions. Except as otherwise provided herein and subject to any prohibition thereto, the Company shall distribute all net proceeds (after payment of all Company expenses and the establishment of reserves that the Managing Members from time to time determine are required or are reasonably appropriate to be retained to meet any accrued or foreseeable expenses, expenditures, liabilities, or other obligations of the Company) received from time to time as soon as practicable (it being understood that, with respect to non-cash proceeds, the Managing Members may agree to cause the Company to liquidate such non-cash proceeds as and when they reasonably determine rather than distributing such non-cash proceeds). All distributions to the Members shall be made in the following order of priority:

(a) first, 100% to the holders of the outstanding Class A Units (ratably among such holders based on the aggregate Unreturned Class A Capital Amount of each such holders' Class A Units immediately prior to the distribution), until the aggregate Unreturned Class A Capital Amount for all outstanding Class A Units is equal to zero; and then

(b) second, 100% to the holders of Units, ratably among such holders based on the number of Units held by each such holder.

6.2   Successors. For purposes of determining the amount of distributions hereunder, each Member shall be treated as having made the Capital Contributions and as having received the distributions made to or received by its predecessors in respect of any of such Member's Units.

6.3   Right of Set-Off. The Company shall have the right to set off any amount otherwise distributable to a Member pursuant to this Article 6 against any obligation of such Member to the Company and such amounts will be treated as having been distributed to such Member for purposes of this Article 6.

ARTICLE 7
TAX CLASSIFICATION; ALLOCATIONS AND TAX MATTERS

7.1   Tax Classification; Allocations.

(a) Each of the Members acknowledges that the Company has elected to be classified as a C-corporation for federal income tax purposes. The provisions of this Article 7 and Section 5.4 shall apply, if and only if, the Company at any time shall become classified as a partnership for federal income tax purposes.

(b)   Except as otherwise provided in Section 7.2, items of income, gain, loss and deduction for any Taxable Year will be allocated among the Members in such a manner that, as of the end of such Taxable Year, the sum of (a) the Capital Account of each such Member, plus (b) such Member's share of Partnership Minimum Gain and Partner Minimum Gain will, to the greatest extent possible, be equal to the respective net amount which would be distributed to such Member, determined as if the Company were to (i) liquidate the assets of the Company for an amount equal to their Book Value, and then (ii) distribute the proceeds of liquidation pursuant to Section 6.1. It is the intention of the parties hereto to treat unvested Class B Units as owned for federal, state and local income tax purposes by the party to whom such Class B Units have been granted, and to allocate income and loss in accordance with such intention. Notwithstanding anything to the contrary herein, no income shall be allocated to the holders of

Class B Units until the aggregate Unreturned Class A Capital Amount for all outstanding Class A Units is equal to zero.

7.2   Regulatory Allocations. The following special allocations will be made in the following order of priority before allocations of Profits and Losses:

(a)   If there is a net decrease in Partnership Minimum Gain during any Taxable Year, each Member will be specially allocated items of income and gain for that period (and, if necessary, for subsequent periods) in proportion to, and to the extent of, such Member's share of the net decrease in Partnership Minimum Gain during such Taxable Year, determined in accordance with Treasury Regulations Section 1.704-2(g). This Section 7.2(a) is intended to comply with the minimum gain chargeback requirement of Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   If there is a net decrease in Partner Minimum Gain during any Taxable Year, each Member will be specially allocated items of income and gain for that period (and, if necessary, for subsequent periods) in proportion to, and to the extent of, such Member's share of the net decrease in Partner Minimum Gain during such Taxable Year, determined in accordance with Treasury Regulations Section 1.704-2(i)(5). This Section 7.2(b) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement of Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   If any Member that unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Sections 7.2(a) and 7.2(b) but before the application of any other provision of this Article 7, then Profits for such Fiscal Year will be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 7.2(c) is intended to be a qualified income offset provision as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and will be interpreted in a manner consistent therewith.

(d)   Nonrecourse deductions (as defined in Treasury Regulations Section 1.704-2(c)) for any Taxable Year will be allocated among the Members in proportion to their respective Units.

(e)   Partner Nonrecourse Deductions for any Taxable Year will be allocated to the Member or Members who bear the economic risk of loss with respect to the partner nonrecourse debt (as defined in Treasury Regulations Sections 1.704-2(b)(4) and 1.752-2) to which the Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i).

(f)   Profits and Losses described in Section 5.4(b)(iv) will be allocated in a manner consistent with the manner that the adjustments to the Capital Accounts are required to be made pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

7.3   Tax Allocations.

(a)   Except as otherwise provided in this Section 7.3, the income, gains, losses, deductions and credits of the Company will be allocated, for federal, state and local income tax purposes, among the Members and assignees in accordance with the allocation of such income, gains, losses, deductions and credits among the Members and assignees for computing their Capital Accounts.

(b)   Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company will be allocated among the Members in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to the requirements of Treasury Regulations Section 1.704-1(b)(2)(iv)(e) or (f), subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset will take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credits, tax credit recapture, and any items related thereto will be allocated to the Members according to their interests in such items as determined by the Managing Members taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   Allocations pursuant to this Section 7.3 are solely for purposes of federal, state and local taxes and will not affect, or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, distributions or other Company items pursuant to any provision of this Agreement.

7.4   Curative Allocations. The allocations set forth in Section 7.2 (the "Regulatory Allocations") are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Profit and Loss of the Company or make distributions. Accordingly, items of income, gain, deduction, and loss other than the Regulatory Allocations will be allocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts (or as close thereto as possible) they would have been if the Regulatory Allocations had not been made. In general, the Members anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero. In addition, if in any Taxable Year there is a decrease in Partnership Minimum Gain, or in Partner Minimum Gain, and application of the minimum gain chargeback requirements set forth in Section 7.2 would cause a distortion in the economic arrangement among the Members, the Managing Members may, if they do not expect that the Company will have sufficient other income to correct such distortion, request the Internal Revenue Service to waive either or both of such minimum gain chargeback requirements. If such request is granted, this Agreement will be applied in such instance as if it did not contain such minimum gain chargeback requirement.

7.5   Tax Returns. The Company shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making the elections described in Section 7.6. Each Member shall furnish to the Company all pertinent information in its possession relating to Company operations that is necessary to enable such income tax returns to be prepared and filed. In addition, the Company shall use reasonable efforts to cause Schedule K-1s to be delivered to each Member on or before March 1 of each year for the preceding year.

7.6   Tax Elections. The following elections shall be made on the appropriate returns of the Company:

(a)   to adopt the calendar year as the Company's fiscal year;

(b)   to adopt the accrual method of accounting and to keep the Company's books and records on the income-tax method;

(c)   if there is a distribution of Company property as described in Section 734 of the Code or if there is a transfer of a Company interest as described in Section 743 of the Code, upon written request of any Member and the consent (which may be given or withheld in their sole discretion) of the Members holding at least a majority of the Units (not including the Member and its Units which transferred its Company interest, if applicable), to elect, pursuant to Section 754 of the Code, to adjust the basis of Company properties; and

(d)   any other election the Company may deem appropriate and in the best interests of the Members.

7.7   Tax Matters Partner. Michael Nelson shall be the "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Code and Section 301.6231(a)(7)-2 of the Treasury Regulations (the "Tax Matters Member") and the "partnership representative" for purposes of Section 6223 of the Code (the "Partnership Representative" and together with the Tax Matters Member the "Tax Representative"). The Tax Matters Member shall take such action as may be necessary to cause each other Member to become a "notice partner" within the meaning of Section 6223 of the Code. The Tax Representative shall inform each other Member of all significant matters that may come to its attention in its capacity as the Tax Matters Member by giving notice thereof within ten (10) days after becoming aware thereof and, within such time, shall forward to each other Member copies of all significant written communications it may receive in such capacity. The Tax Representative shall receive no additional compensation from the Company for services in that capacity, but all expenses incurred by the Tax Representative in such capacity shall be borne by the Company. The Tax Representative is authorized to employ such accountants, attorneys and agents as it, in its discretion, determines is necessary to or useful in the performance of its duties. In addition, such Person shall serve in a similar capacity with respect to any state or local tax laws. In the event the Company shall be the subject of an income tax audit by any federal, state or local authority, to the extent the Company is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Representative shall be authorized to act for and its decision shall be final and binding upon the

Company and each Member thereof; <u>provided</u>, and this provision is not intended to authorize the Tax Matters Member to take any action left to the determination of an individual Member under Sections 6222 through 6231 of the Code. The Tax Representative may at its discretion cause the Company to make the election provided by Section 6226 of the Code, and each Member agrees to cooperate therewith.

ARTICLE 8
WITHDRAWAL, DISSOLUTION, LIQUIDATION AND TERMINATION

8.1   <u>Dissolution, Liquidation, and Termination Generally</u>. The Company shall begin an orderly dissolution on the first to occur of any of the following:

(a)   the election of the Managing Members; or

(b)   the occurrence of any event which, as a matter of law, requires that the Company be dissolved.

8.2   <u>Liquidation and Termination</u>. Upon dissolution of the Company, the Managing Members shall appoint one or more qualified Persons as liquidator (which may be a Member). The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein. The costs of liquidation shall be a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Managing Members hereunder. The assets of the Company shall be liquidated as promptly as consistent with obtaining a fair value therefore, and the proceeds therefrom, to the extent available, shall be applied and distributed by the Company, in the following order:

(a)   First, to creditors of the company to pay the debts and liabilities of the Company, in the order of priority as provided by law;

(b)   Second, to the setting up of any reserves that the liquidator deems necessary for any contingent, conditional or un-matured liabilities or obligations of the Company (including the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine); and

(c)   Third, to the Members in accordance with Section 6.1.

8.3   <u>Deficit Capital Accounts</u>. No Member shall be required to pay to the Company, to any other Member or to any third party any deficit balance in such Member's Capital Account which may exist from time to time in any capital or similar account maintained for such Member for any purpose.

8.4   <u>Cancellation of Articles</u>. On completion of the distribution of Company assets, a Member authorized by the Managing Members (or such other person as the Law may require or permit) shall file Articles of Dissolution with the Department of State of New York, cancel any other filings made pursuant to <u>Section 1.4</u>, and take such other actions as may be necessary to terminate the existence of the Company.

8.5   Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 8.2 to minimize any losses otherwise attendant upon such winding up.

8.6   Return of Capital. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from Company assets).

8.7   Antitrust Laws. Notwithstanding any other provision in this Agreement, in the event that any Antitrust Law is applicable to any Member by reason of the fact that any assets of the Company shall be distributed to such Member in connection with the winding up of the Company, such distribution shall not be consummated until such time as the applicable waiting periods (and extensions thereof) under such Antitrust Law have expired or otherwise been terminated with respect to each such Member.

8.8   Other Remedies. Nothing in this Article 8 shall limit any Member's right to enforce any provision of this Agreement by an action at law or equity, nor shall an election to dissolve the Company pursuant to this Article 8 relieve any Member of any liability for any prior or subsequent breach of this Agreement or another document referred to herein.

ARTICLE 9
MISCELLANEOUS PROVISIONS

9.1   Confidentiality. By executing this Agreement (or any counterpart or joinder hereto), each Member expressly agrees to maintain the confidentiality of, and not to divulge, communicate, use to the detriment of the Company or any of its Affiliates for the benefit of any other Person, or misuse in any way, or disclose to any Person other than the Company, any of its subsidiaries, another Member or a Person designated by the Company or any of their respective financial planners, accountants, attorneys or other advisors who are bound by obligations of confidentiality, any information relating to the business, financial structure, financial position or financial results, technology or other assets, clients or affairs of the Company or any of its subsidiaries, or any other confidential or proprietary information (including any trade secrets or other intellectual property) of the Company or any of its subsidiaries, except for a purpose relevant to or in furtherance of this Agreement (including at the direction of the Managing Members) or as otherwise required by law or by any regulatory or self-regulatory organization having jurisdiction (with prior notice to the Company (to the extent permitted under applicable law or regulation) and, if requested by the Company, seeking confidential treatment where reasonably available) and except in the case of any Member who is employed by the Company or its subsidiaries, in the ordinary course of his or her duties, provided that the Managing Members shall be permitted to disclose such information of the Company as the Managing Members may deem necessary or appropriate in their sole discretion. This Section 9.1 shall not apply to any information that is or has become generally available to the public without a breach of this Section 9.1 by, or any other action or inaction of, the disclosing Member. Each Member hereby acknowledges and agrees that any information such Member has acquired on any of these matters or items were received in confidence. Without limiting Section 9.17, each Member hereby further acknowledges and agrees that the Company would be irreparably damaged by reason of any violation of the provisions of this Section 9.1, and that any remedy at law for a

14

breach of such provisions would be inadequate. Therefore, the Company shall be entitled to seek and obtain injunctive or other equitable relief (including a temporary restraining order, temporary injunction or permanent injunction) against any Member or such Member's agents, successors or assigns for any breach or threatened or anticipated breach of such provisions and without the necessity of proving actual monetary loss. It is hereby acknowledged and agreed by the Members that this injunctive or other equitable relief shall not be the Company's exclusive remedy for any breach of this Section 9.1 and that the Company shall be entitled to seek any other relief or remedy that it may have by contract, statute, law or otherwise for any breach hereof, and it is agreed that the Company shall also be entitled to recover its attorneys' fees and expenses in any successful action or suit against any Member relating to any such breach.

9.2   Notices. All notices or other communications provided for or permitted to be given pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made (a) upon delivery if delivered personally (by courier service which tracks deliveries or otherwise), (b) upon delivery if sent by email before 5:00 p.m. (local time of the recipient) on a Business Day, or, if not, then on the next Business Day or (c) upon confirmation of dispatch if sent by facsimile transmission (which confirmation shall be sufficient if shown on the journal produced by the facsimile machine used for such transmission) before 5:00 p.m. (local time of the recipient) on a Business Day, or, if not, then on the next Business Day, and all legal process with regard hereto shall be validly served when served in accordance with applicable law, in each case to the applicable addresses set forth on Exhibit A (or such other address as the recipient may specify in accordance with this Section), or, with respect to notices to the Company, to the Company's principal office set forth in Section 1.3.

9.3   Governing Law. This Agreement, the rights and obligations of the Members hereunder and any claim, controversy or dispute arising under or related to this Agreement, the relationship of the Members or the interpretation and enforcement of the rights and obligations of the Members shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, excluding any conflicts of law rule or principle that might refer such construction to the laws of another state or country.

9.4   Entireties; Amendments. This Agreement constitutes the entire agreement between the Members relative to the formation of the Company and the terms and conditions set forth herein. Except as otherwise provided herein, any amendment to this Agreement shall be binding upon any Member if it is set forth in a document duly executed by the holders of two-thirds of the Class A Units; provided that any amendment that would require any Member to contribute or loan additional funds to the Company beyond its Initial Capital Contribution set forth on Exhibit A shall not be effective against such Member without its written consent.

9.5   Waiver. No consent or waiver, express or implied, by any Member of any breach or default by any other Member in the performance by the other Member of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Member (or any other Member) of the same or any other obligation hereunder. Failure on the part of any Member to complain of any act or to declare any other Member in default, irrespective of how long such failure continues, shall not constitute a waiver of rights hereunder.

9.6   Severability. If any provision of this Agreement or the application thereof to any Person or circumstances shall be invalid or unenforceable to any extent, and such invalidity or unenforceability does not destroy the basis of the bargain between the parties, then the remainder of this Agreement and the application of such provisions to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

9.7   Ownership of Property and Right of Partition. A Member's interest in the Company shall be personal property for all purposes. All property of the Company, whether tangible or intangible, shall be deemed to be owned by the Company as an entity. No Member shall have any interest in specific Company property solely by reason of being a Member. Except as specifically contemplated by this Agreement or any other written agreement between the Company and any Member, no Member shall (a) have the right to seek or obtain partition by court decree or operation of law of any property of the Company or any of its subsidiaries, (b) have the right to own or use particular or individual assets of the Company or any of its subsidiaries, or (c) be entitled to distributions of specific assets of the Company or any of its subsidiaries.

9.8   Involvement of Members in Certain Proceedings. Should any Member become involved in legal proceedings unrelated to the Company's business in which the Company is required to provide books, records, an accounting, or other information, then such Member shall indemnify the Company against all expenses incurred in conjunction therewith.

9.9   Interest. No amount charged as interest on loans hereunder shall exceed the maximum rate from time to time allowed by applicable law.

9.10   Counterparts. This Agreement may be signed in counterparts, which need not contain the signature of more than one party, but taken together shall constitute one and the same agreement.

9.11   No Third Party Beneficiaries. This Agreement is entered into solely for the benefit of the Members and no Person other than the Members, their respective successors and permitted assigns, their Affiliates to the extent expressly provided herein, and (to the extent provided in Section 3.5) the Persons entitled to indemnification pursuant to Section 3.5, may exercise any right or enforce any obligation hereunder.

9.12   Further Assurances. Each Member shall execute and deliver such further documents and take such further actions as any other Member may reasonably request consistent with the provisions hereof in order to effect the intent and purposes of this Agreement.

9.13   Press Release. No Member shall issue any press releases or otherwise make any public statements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Managing Members, except as may be required by law and then only with prior consultation with the Managing Members to the extent practicable. Any such press release or public statement must also comply with any agreement to which the Company is a party or by which it is bound.

9.14   Delivery by Facsimile or Email. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or email with scan or facsimile attachment, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or email as a defense to the formation or enforceability of a contract, and each such party forever waives any such defense.

9.15   Consent to Jurisdiction.   Each party hereto hereby irrevocably and unconditionally (a) agrees that any suit, action or proceeding, at law or equity, arising out of or relating to this Agreement may be brought in any state or federal court located in the Borough of Manhattan, New York, New York, (b) expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and (c) waives and agrees not to raise (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such suit, action or proceeding. Each party hereto hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party hereto in any other jurisdiction to enforce judgments obtained in any suit, action or proceeding brought pursuant to this Section 9.15.

9.16   Waiver of Jury Trial.   TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.17   Specific Performance. Each of the parties hereto acknowledges and agrees that the other parties hereto would be damaged irreparably in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties hereto agrees that the other parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties hereto and the matter (subject to the provisions set forth in Section 9.15), in addition to any other remedy to which they may be entitled, at law or in equity.

ARTICLE 10
DEFINITIONS; CONSTRUCTION

10.1   Definitions.   As used in this Agreement, the following terms shall have the following meanings:

"Adjusted Capital Account Deficit" means with respect to any Capital Account as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Person's Capital Account balance will be

(i)   reduced for any items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6), and

(ii)   increased for any amount such Person is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulations Section 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to minimum gain).

"Affiliate" means, with respect to any Person, another Person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such first Person, and with respect to any Person who is an individual, any member of such individual's family group (defined as such individual's spouse, siblings and descendants (whether natural or adopted) and any trust, limited partnership or limited liability company established solely for the benefit of such individual or such individual's spouse, siblings or descendants). The term "control" as used herein means the right to exercise, directly or indirectly, more than fifty percent (50%) of the voting rights in a Person or possession of the power to direct or cause the direction of the management or policies of the controlled Person, whether through the ownership of voting securities, contract or otherwise. Any Person who is (or controls) the general partner of a partnership or the managing member of a limited liability company shall be deemed an Affiliate of such partnership or limited liability company.

"Agreement" has the meaning for such term set forth in the introductory paragraph hereof.

"Antitrust Law" means any law relating to the preservation of or restraint against competition in commercial activities, including the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Articles" has the meaning for such term set forth in Section 1.1.

"Book Value" means, with respect to any Company property, the Company's adjusted basis for federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treasury Regulations Section 1.704-1(b)(2)(iv)(d)-(g).

"Business Day" means any day other than Saturday, Sunday, or other day on which commercial banks in New York, New York are authorized or required to close under the laws of the State of New York.

"Capital Account" has the meaning set forth in Section 5.4(a).

"Capital Contribution" means, with respect to each Member, the amount of cash, cash equivalents, promissory obligations (other than promissory obligations of the contributing Member) or the fair market value (as determined by the Managing Members) of other property that such Member contributes to the Company with respect to any Unit.

"Class A Capital Amount" means, for any Class A Unit, the Capital Contributions made to the Company in respect of such Class A Unit.

"Class A Unit" means a Unit having the rights and obligations specified with respect to Class A Units in this Agreement.

"Class B Unit" means a Unit having the rights and obligations specified with respect to Class B Units in this Agreement.

"Code" means the United States Internal Revenue Code of 1986, as amended from time to time. Such term will be deemed to include, at the Managing Members' sole discretion, any future amendments to the Code and any corresponding provisions of succeeding law.

"Company" has the meaning for such term set forth in the introductory paragraph hereof.

"Encumbrance" has the meaning for such term set forth in Section 2.2.

"Indemnified Party" has the meaning for such term set forth in Section 3.5.

"Law" means the New York Limited Liability Company Law, as it may be amended from time to time.

"Losses" mean items of loss and deduction.

"Managing Members" has the meaning for such term set forth in Section 3.1.

"Members" means the Persons listed on Exhibit A hereto, and each Person hereafter admitted as a Member in accordance with this Agreement, until such Person ceases to be a Member of the Company.

"Partner Minimum Gain" has the meaning assigned to it in Treasury Regulations Section 1.704-2(i)(3).

"Partner Nonrecourse Deductions" has the meaning assigned to it in Treasury Regulations Section 1.704-2(i)(2).

"Partnership Minimum Gain" has the meaning assigned to it in Treasury Regulations Section 1.704-2(d).

"Partnership Representative" has the meaning for such term set forth in Section 7.7.

"Person" means an individual or entity.

"Prime Rate" means the highest prime rate (or base rate) reported in the Money Rate column or section of *The Wall Street Journal*, from time to time, as having been the rate in effect for corporate loans at large United States money center commercial banks (whether or not such rate has actually been charged by any such bank). If *The Wall Street Journal* ceases publication of the Prime Rate, the "Prime Rate" shall mean the highest rate charged by such banks on short-term, unsecured loans to its most creditworthy large corporate borrowers.

"Profits" mean items of income and gain.

"Regulatory Allocations" has the meaning for such term set forth in Section 7.4.

"Tax Matters Member" has the meaning for such term set forth in Section 7.7.

"Tax Representative" has the meaning for such term set forth in Section 7.7.

"Taxable Year" means the Company's accounting period for federal income tax purposes determined by the Managing Members.

"Transfer" has the meaning for such term set forth in Section 2.2.

"Treasury Regulations" means the income tax regulations promulgated under the Code and effective as of the date hereof. Such term will be deemed to include, at the Managing Members' sole discretion, any future amendments to such regulations and any corresponding provisions of succeeding regulations.

"Unit" has the meaning set forth in Section 2.1.

"Unreturned Class A Capital Amount" means, for any Class A Unit, as of any time, an amount equal to the excess, if any, of (a) the Class A Capital Amount of such Class A Unit, *over* (b) the aggregate amount of distributions made by the Company prior to such time with respect to such Class A Unit under Section 6.1(a).

10.2 Captions, References. Pronouns, wherever used herein, and of whatever gender, shall include natural persons and corporations and associations of every kind and character, and the singular shall include the plural wherever and as often as may be appropriate. Article, section, exhibit and schedule headings are for convenience of reference and shall not affect the construction or interpretation of this Agreement. Whenever the terms "hereof," "hereby," "herein" or words of similar import are used in this Agreement they shall be construed as referring to this Agreement in its entirety rather than to a particular section or provision, unless the context specifically indicates to the contrary. Whenever the word "including" is used herein, it shall be construed to mean including without limitation. Any reference to a particular "Article," "Section," "Exhibit" or "Schedule" shall be construed as referring to the indicated article, section, exhibit or schedule of this Agreement unless the context indicates to the contrary.

10.3 Strict Construction. The parties hereto have participated collectively in the negotiation and drafting of this Agreement; accordingly, if any ambiguity or question of intent or interpretation arises, then it is the intent of the parties hereto that this Agreement shall be construed as if drafted collectively by the parties hereto, and it is the intent of the parties hereto that no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

**SIGNATURE PAGE TO
LIMITED LIABILITY COMPANY AGREEMENT OF
ZENII, LLC**

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY

ZENII, LLC

By:
    Name: Michael Nelson
    Title: Managing Member

By: _____
    Name: Erick Berglund
    Title: Managing Member

MEMBERS:

_____
Michael Nelson

_____
Erick Berglund

AMENDMENT
TO
LIMITED LIABILITY COMPANY AGREEMENT OF
ZENII LLC

This Amendment (this "Amendment") to the Limited Liability Company Agreement (the "Operating Agreement") of ZENII LLC, a New York limited liability company (the "Company"), is made and entered into as of April 9, 2018 by Michael Nelson and Erick Berglund, PhD, as Managing Members of the Company. All capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Operating Agreement.

WHEREAS, the Managing Members desire to amend and restate Exhibit A – Schedule of Members to the Operating Agreement to reflect the issuance of additional Class A Units to existing Members holding Class A Units in connection with an unit split at a ratio of 150 Class A Units per each Class A Unit held.

NOW THEREFORE, the Operating Agreement is hereby amended as follows:

1. Exhibit A – Schedule of Members to the Operating Agreement shall be amended and restated in the form attached hereto as Exhibit A.

2. All other terms and conditions of the Operating Agreement shall remain in full force and effect.

[*Signature Page Follows*]

IN WITNESS WHEREOF, this Amendment is duly executed as of the date first above written.

_____
Michael Nelson, Managing Member

_____
Erick Berglund, PhD, Managing Member

ZENII, LLC D/B/A Intrommune Therapeutics
SCHEDULE OF MEMBERS (4/9/2018)

Name and Address of Member	Initial Capital Contributions	Class A Units	Class B Units
Michael Nelson 100 West 93rd Street, #15F New York, NY 10025 Tel: 212-496-8335 Email: mdnadvisors@gmail.com	$180	5,040,600	-0-
Erick Berglund 365 Bridge Street, 9H Brooklyn, NY 11201 Tel: 646-895-0741 Email: Erick.berglund@gmail.com	$180	4,040,700	-0-
William Reisacher 555 East 78th Street, #8AB New York, NY 10075 Tel: 845-282-4391 Email: william.reisacher@gmail.com	$112.66	1,689,900	-0-
Barclay Consulting LLC* Attention: A. Robinson 454 Barclay Road Rosemont, PA 19010 Email: barclayconsulting@comcast.net	$62.08	931,200	-0-
Member 5	$15.80	237,000	-0-
Member 6&7	$14.95	224,250	-0-
Member 8	$5.55	83,250	-0-
Member 9	$10	150,000	-0-
Member 10	$2.13	31,950	-0-
Member 11	$2.13	31,950	-0-
Member 12	$10.68	160,200	-0-
Member13	$2.13	31,950	-0-
Member 14	$5.12	76,800	-0-
Member 15	$2.13	31,950	-0-

Name and Address of Member	Initial Capital Contributions	Class A Units	Class B Units
Member 16	$0.42	6,300	-0-
Member 17	$5.12	76,800	-0-
Member 18	$5.12	76,800	-0-
Member 19	$2.13	31,950	-0-
Member 20	$5.12	76,800	-0-
Member 21&22	$3.20	48,000	-0-
Member 23	$13.85	207,750	-0-
Member 24	$1.15	17,250	-0-
Member 25	$1.15	17,250	-0-
Member 26	$0.64	9,600	-0-
Member 27	$1.15	17,250	-0-
Member 28	$0.85	12,750	-0-
Member 29&30	$0.85	12,750	-0-
Member 31&32	$1.70	25,500	-0-
Member 33	$8.14	122,100	-0-
Member 34	$1.70	25,500	-0-
Member 35	$1.80	27,000	-0-
Member 36	$1.28	19,200	-0-
Member 37	$4.27	64,050	-0-
Member 38	$5.55	83,250	-0-
Member 39	$1.70	25,500	-0-
Member 40	$2.56	38,400	-0-
Member 41	$1.70	25,500	-0-
Member 42	$1.34	20,100	-0-
Member 43	$2.56	38,400	-0-
Member 44	$1.43	21,450	-0-
Member 45	$3.16	47,400	-0-
Member 46	$4.27	64,050	-0-
Member 47	$0.85	12,750	-0-
Member 48&49	$0.71	10,650	-0-

Name and Address of Member	Initial Capital Contributions	Class A Units	Class B Units
Member 50	$6.40	96,000	-0-
Member 51	$0.92	13,800	-0-
Member 52	$0.12	1,800	-0-
Member 53	$5.75	86,250	-0-
Member 54	$0.69	10,350	-0-
Member 55	$2.71	40,650	-0-
Member 56	$2.68	40,200	-0-
Member***	$2.80	42,000	-0-
Member 58	$0.85	12,750	-0-
Member 59	$0.64	9,600	-0-
Member 60	$1.00	15,000	-0-
Member 61	$0.29	4,350	-0-
Member 62	$1.07	16,050	-0-
Member 63	$1.53	22,950	-0-
Member 64	$1.52	22,800	-0-
Member 65	$0.30	4,500	-0-
Member 66	$1.53	22,950	-0-
Member 67	$2.75	41,250	-0-
Member 68	$1.53	22,950	-0-
Member 69&70	$0.61	9,150	-0-
Member 71&72	$0.54	8,100	-0-
Member 73	$0.30	4,500	-0-
Member 74	$7.47	112,050	-0-
Member 75	$0.70	10,500	-0-
Member 76	$1.22	18,300	-0-
Member 77	$0.48	7,200	-0-
Member 78	$8.30	124,500	-0-
Member 79	$1.22	18,300	-0-
Member 80	$1.22	18,300	-0-
Member 81	$2.44	36,600	-0-

Name and Address of Member	Initial Capital Contributions	Class A Units	Class B Units
Member 82	$2.44	36,600	-0-
Member 83	$0.51	7,650	-0-
Member 84	$1.22	18,300	-0-
TOTAL	$754.58	15,000,000	0

* Barclay Consulting LLC is owned and controlled by Anthony Robinson, ZENII LLC's Chief Operating Officer.

** The names and addresses of the Members will be provided to any Member upon request for any purpose reasonably related to the Member's interest as a Member of the Company.

***These units are held by Erick Berglund, ZENII LLC's Chief Scientific Officer's, wife.